Cadwalader, Wichkersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

February 14, 2020

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Monocle Holdings Inc.

Registration Statement on Form S-4

Filed December 31, 2019

File No. 333-235766

Ladies and Gentlemen

Monocle Holdings Inc. (“NewCo” or the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 27, 2020 with respect to NewCo’s registration statement on Form S-4 filed by NewCo on December 31, 2019 (the “Registration Statement”), which contains the proxy statement on Schedule 14A of Monocle Acquisition Corporation (“Monocle”) filed by Monocle on December 31, 2019. On behalf of the Company, we are respectfully submitting the responses below to the comments in such comment letter in connection with the Company’s filing with the Commission of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date hereof. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Registration Statement on Form S-4

General

1.	We note that Monocle Acquisition Corp filed the proxy statement contained in this prospectus as a PRE 14A on December 31, 2019. To the extent applicable, any revisions made to this filing should also be made to the Monocle Acquisition proxy and filed as a PRER 14A.

Response:

In response to the Staff’s comment, the Company confirms that Monocle’s proxy statement has been revised consistent with this filing and filed as a PRER 14A.

Cover Page

2.	We note that you have provided the per share redemption price as of September 30, 2019. Please revise your disclosure to provide the redemption price as of a more recent date.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11, 22, 35, 73, 92, 99, 146 and 167 of Amendment No. 1 to provide the redemption price as of December 31, 2019.

Summary Term Sheet, page 9

3.	We note your disclosure on page 10 that the maximum number of shares that can be redeemed so as not to cause the Available Cash Shortfall Amount to be greater than $50 million is 5,311,523. Please revise your disclosure here and throughout the prospectus to indicate what percentage of public shares is reflected by this amount.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 16, 36, 50, 52, 66, 69, 79, 95, 107, 143 and 225 of Amendment No. 1 to specify the percentage of public shares corresponding to the maximum number of shares that can be redeemed so as not to cause the Available Cash Shortfall Amount to be greater than $50 million.

Accounting Treatment, page 38

4.	We note your disclosure that the business combination will be accounted for as a reverse merger with Monocle being treated as the “acquired” company for financial reporting purposes. Please provide us with a comprehensive analysis of the factors considered, pursuant to ASC 805-10-55-11 through 55-15, to support your accounting conclusion under both a no redemption and maximum redemption scenario, including your consideration that AerSale management will own approximately 4.2% of the equity interests in the combined entity. Additionally, please clarify how AerSale will comprise a majority of the governing body as it appears that there will be two representatives of AerSale on the expected eight person Board of Directors.

Response:

In response to the Staff’s comment, the Company is providing its analysis of the factors considered pursuant to ASC 805-10-55-11 through 805-10-55-15 to support the Company’s conclusion that AerSale is the accounting acquirer in the Business Combination under both a “no redemption” and “maximum redemption” scenario.

ASC 805 provides that in a business combination involving the exchange of equity interests, all pertinent facts and circumstances should be considered to identify the acquirer – the entity that obtains control of the acquiree. Under ASC 805, control is defined as a controlling financial interest within the meaning of ASC 810-10-15-8. ASC 810-10-15-8 provides that the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.1

The Company estimates that in the no redemption scenario, the existing Monocle stockholders, which consist of (i) the public stockholders of Monocle and (ii) Monocle Partners, LLC and Cowen Investments II LLC (the “Founders”) will collectively hold more than 50% of the outstanding voting interests of the post-Business Combination company. The Company does not deem this as determinative in establishing a controlling financial interest. In particular, the Founders will together hold less than 14% of the outstanding voting interests of the post-Business Combination company, and the remaining existing Monocle public stockholders are a disparate group of investors. Because the guidance does not clearly indicate which of the combining entities would obtain a controlling financial interest in the no redemption scenario, the Company considered the factors in paragraphs 805-10-55-11 through 805-10-55-15 in making the determination of the accounting acquirer.

The Company estimates that in the maximum redemption scenario, the existing stockholders of AerSale Corp. (“AerSale”) will collectively hold more than 50% of the outstanding voting interests of the post-Business Combination company. Moreover, investment funds and vehicles managed by a single reporting entity which are existing stockholders will collectively hold more than 50% of the outstanding voting interests of the post-Business Combination company, which the Company believes approaches the definition of a controlling financial interest within the meaning of ASC 810-10-15-8. Because the matter is not free from doubt, and in light of the comment from the Staff, the Company also considered the factors in paragraphs 805-10-55-11 through 55-15 in making the determination of the accounting acquirer.

ASC 805 does not provide a hierarchy to explain how to assess factors that influence the identification of an accounting acquirer in a business combination, effectively concluding that no single criterion is more significant than any other.2 As a result, the Company considered the following factors holistically in determining that, in both the no redemption and maximum redemption scenarios, AerSale is the accounting acquirer.

1 ASC 810-10 generally provides guidance with respect to entities subject to consolidation. ASC 805-10-25-5 provides that the sections of ASC 810-10 related to determining the existence of a controlling financial interest shall be used to identify the accounting acquirer in a business combination.

2 See Ernst & Young, Financial Reporting Developments:  Business Combinations 41 (rev. Oct. 2019).

805-10-55-11 In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

No Redemption Scenario

The Company believes that in the no redemption scenario, the Business Combination will be effected primarily by transferring cash. Pursuant to the Merger Agreement, at the Closing AerSale stockholders will receive $250.0 million in cash and 15 million shares of Company common stock (valued at $10.00 per share), which equates to 62.5% of consideration at the Closing consisting of cash. The AerSale stockholders will also receive warrants to purchase an additional 2.5 million shares of Company common stock. Even if such warrants were valued at their average exercise price of $13.75 per share, a majority of the value of the consideration paid at the Closing would consist of cash.

The Company believes this factor, in isolation, points toward Monocle being the accounting acquirer in the no redemption scenario. However, because the Business Combination contemplates a combination of both cash and stock as consideration, the other pertinent factors and circumstances identified in ASC 805-10-55-12(a)-(d) are also considered in determining the accounting acquirer, based both on the language contained in ASC 805-10-55-12 (which provides, in relevant part, that “other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests”) and relevant accounting guidance.3

Maximum Redemption Scenario

The Company believes that in the maximum redemption scenario, the Business Combination will be effected primarily by exchanging equity interests. Pursuant to the Merger Agreement, at the Closing AerSale stockholders will receive $200.0 million in cash, 15 million shares of Company common stock (valued at $10.00 per share), and 500,000 shares of Company Series A Preferred Stock (valued at $100 per share), which equates to 50.0% of consideration at the Closing consisting of cash. The AerSale stockholders will also receive warrants to purchase an additional 2.5 million shares of Company common stock. If the warrants are ascribed any value whatsoever, a majority of the consideration paid at the Closing would consist of stock, not cash.

3 See Ernst & Young, Technical Line:  Navigating the Requirements for Merging with a Special Purpose Acquisition Company 8 (2019) (“When a SPAC acquires a business for all cash consideration, the SPAC is usually the accounting acquirer. But if the consideration is equity or a mix of cash and equity, determining the accounting acquirer requires further evaluation.”).

The Company believes this factor is accordingly not applicable in the maximum redemption scenario.

805-10-55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

(a)     The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

No Redemption Scenario

The Company believes that in the no redemption scenario, the Business Combination will be effected in part by exchanging equity interests. The Company began its analysis by considering the relative voting rights of the former Monocle stockholders and the former AerSale stockholders in the post-Business Combination company immediately after the consummation of the Business Combination.4 The Company expects that the former Monocle stockholders will hold approximately 59.8% of the voting rights of the Company and that the former AerSale stockholders will hold approximately 40.2% of the voting rights of the Company.

The Company believes this factor, which otherwise would point toward Monocle being the accounting acquirer, should be considered in conjunction with the analysis pursuant to ASC 805-10-55-12(b) discussed below.

4 This calculation includes Unvested Founders Shares and the Series A Preferred Stock because each of those securities votes with the NewCo common stock (in the case of the Series A Preferred Stock, on an as-converted basis). The calculation does not include warrants and earnout shares, each of which have a strike price at a significant premium to the $10 assumed common stock price on which the transaction consideration is based. The Company believes this treatment is consistent with relevant accounting guidance.

Maximum Redemption Scenario

The Company believes that in the maximum redemption scenario, the Business Combination will be effected primarily by exchanging equity interests. The Company began its analysis by considering the relative voting rights of the former Monocle stockholders and the former AerSale stockholders immediately after the consummation of the Business Combination. The Company expects that the former Monocle stockholders will hold approximately 33.6% of the voting rights of the Company and that the former AerSale stockholders will hold approximately 66.4% of the voting rights of the Company.

The Company believes this factor points toward AerSale being the accounting acquirer.

(b)     The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

No Redemption Scenario

The Company believes that this factor indicates that entities should consider the underlying stockholder groups of the post-Business Combination company to determine if a large minority voting interest exists when no organized group of stockholders has obtained control over the combined entity. In the no redemption scenario, investment funds and vehicles managed by Leonard Green & Partners, L.P. (collectively, “LGP”) will hold the largest voting interest in the combined Company equal to 34.5% (a substantial majority of which is held by a single fund). Of the former Monocle stockholders, the Founders will own a 13.5% voting interest (divided between Monocle Partners, LLC at 12.3% and Cowen Investments II LLC at 1.1%), and the remaining former Monocle public stockholders are a disparate group of investors. Accordingly, the Company believes that LGP will have the largest voting influence over the post-Business Combination company by a significant margin.

The Company believes this factor strongly points toward AerSale being the accounting acquirer.

Maximum Redemption Scenario

In the maximum redemption scenario, investment funds and vehicles managed by LGP will hold a majority voting interest in the combined Company equal to 57%. Of the former Monocle stockholders, the Founders will own a 17.6% voting interest (divided between Monocle Partners, LLC at 16.0% and Cowen Investments II LLC at 1.4%) and the remaining former Monocle public stockholders are a disparate group of investors. The Company notes that, as a technical matter, this factor (which identifies large minority voting interests) is not applicable because in the maximum redemption scenario LGP will have a majority voting interest in, and control, the post-Business Combination company.

The Company believes this factor strongly points toward AerSale being the accounting acquirer.

(c)     The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

No Redemption Scenario

In the no redemption scenario, the Merger Agreement provides that the board of the post-Business Combination company will be composed of eight directors:

•	Three directors affiliated with AerSale (the AerSale Chairman and CEO, the AerSale Executive Vice Chairman, and an individual designated by LGP);

•	Two directors designated by Monocle; and

•	Three independent directors.

As a result, the Company believes that in the no redemption scenario, the stockholders of neither of the combining entities have the ability to elect or appoint or to remove a majority of the members of the governing body of the post-Business Combination company within the meaning of ASC 805-10-55-12(c).

Notwithstanding the foregoing, the Company believes that the board structure negotiated by the parties to the Merger Agreement points toward AerSale being the accounting acquirer in the no redemption scenario. In particular, while the former stockholders of AerSale do not have the ability to elect a majority of the board, the former stockholders of AerSale have the ability to elect more directors than do the former stockholders of Monocle. The Company further considered that the terms of the Merger Agreement do not give any of the stockholder groups the ability to designate directors at the first annual meeting of stockholders of the post-Business Combination company, which is expected to occur in 2021. As a result, in light of the voting interests described above, the Company expects that, based on current voting interests, the former AerSale stockholder LGP will have the largest influence on future board elections.

As a result, and while AerSale does not have the ability to appoint a majority of the board of the post-Business Combination company, the Company believes this factor generally points toward AerSale being the accounting acquirer.

Maximum Redemption Scenario

In the maximum redemption scenario, the Merger Agreement provides that the board of the post-Business Combination company will be composed of nine directors:

•	Four directors affiliated with AerSale (the AerSale Chairman and CEO, the AerSale Executive Vice Chairman, and two individuals designated by LGP);

•	Two directors designated by Monocle; and

•	Three independent directors to be mutually agreed.

As a result, the Company believes that in the maximum redemption scenario, the stockholders of neither of the combining entities have the ability to elect or appoint or to remove a majority of the members of the governing body of the post-Business Combination company within the meaning of ASC 805-10-55-12(c).

For the same reasons described immediately above with respect to the no redemption scenario, the Company believes this factor generally points toward AerSale being the accounting acquirer.

(d)     The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Both Scenarios

In both scenarios, the current management of AerSale will represent 100% of senior management of the combined entity. The Company believes this factor strongly points toward AerSale being the accounting acquirer.

(e)     The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Both Scenarios

Before the Business Combination, AerSale has not been a publicly traded entity; therefore, the fair value of its equity is less objectively determinable. The Company believes this factor is not dispositive in determining that either Monocle or AerSale is the accounting acquirer.

805-10-55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Both Scenarios

At September 30, 2019, AerSale had approximately $361 million in total assets and Monocle had approximately $177.2 million in total assets ($176.2 million of which was cash held in Trust Account, of which approximately $129.4 million would be used to satisfy redemptions in the maximum redemption scenario).

The Company believes that this factor strongly points toward AerSale being the accounting acquirer.

805-10-55-14 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

The Company believes that this factor is not applicable as only two entities, AerSale and Monocle, are combining in the Business Combination.

805-10-55-15 A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The Company believes that this factor is not applicable as NewCo has no economic substance (that, is, NewCo has had no substantive pre-combination operations or assets, has not raised cash to fund the acquisition and has not been involved in identifying acquisition targets).

In summary, the Company carefully considered the factors set forth in ASC 805-10-55-11 through 805-10-55-15 and concluded that, in both the no redemption and maximum scenarios, AerSale is the “acquiring” company for financial reporting purposes, primarily based upon AerSale senior management comprising all of the senior management of the post-Business Combination company, a former AerSale stockholder having the largest voting interest in the post-Business Combination company by a significant amount (in the no redemption scenario) or a majority voting interest in the post-Business Combination company (in the maximum redemption scenario), AerSale’s operations comprising the ongoing operations of the post-Business Combination company, one former AerSale stockholder having the ability to designate one director (or two directors for so long as at least 250,000 shares of NewCo Preferred Stock are issued and outstanding) to the combined company’s board and two former AerSale stockholders being nominated to the combined company’s board (compared to Monocle’s ability to designate two directors), and AerSale’s assets constituting the majority of the assets of the post-Business Combination company. As a result, the Company believes that the Business Combination should be accounted for as a “reverse merger” in accordance with U.S. GAAP, with AerSale treated as the “acquiring” company and Monocle treated as the “acquired” company for financial reporting purposes.

Basis of Pro Forma Presentation, page 49

5.	We refer to the pro forma combined (assuming maximum redemption of shares of common stock) column in your table on page 50. It appears you should revise total debt as of September 30, 2019 to say $91,778,433.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of Amendment No. 1 to correct the previous error. In addition, this disclosure has also been revised to reflect the additional debt now expected to be incurred in the maximum redemption scenario as a result of the Company having entered into a commitment letter for a senior secured asset-based “first-in/last-out” term loan (the “FILO Facility”) on January 26, 2020 (subsequent to the Company’s initial filing of its Registration Statement on December 31, 2019).

Comparative Share Information, page 51

6.	Footnote (2) indicates that amounts pertaining to AerSale Corp. have not been calculated historically because they are a private company. However, it appears that certain of these amounts either appear in the historical financial statements of AerSale Corp. or can be calculated from historical financial information. In this regard, please revise your table to provide AerSale Corp. historical book value per share and historical loss per share from continuing operations, for each period presented, as provided in Part 1A, Item3(f) of Form S-4.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 1 to provide AerSale’s historical book value per share and historical loss per share from continuing operations, for each period presented, as provided in Part 1A, Item3(f) of Form S-4.

7.	Please provide us with your calculation of Monocle’s book value per share for the historical nine months ended September 30, 2019 and book value for the pro forma combined nine months ended September 30, 2019, assuming no redemption and assuming maximum redemption.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has calculated Monocle’s book value per share for the historical nine months ended September 30, 2019 in the following manner:

Monocle Nine Months Ended September 30, 2019
Numerator:
Stockholders’ Equity	$5,000,003
Denominator:
Shares of Monocle Common Stock (excluding 17,013,199 shares subject to possible redemption)	5,266,801
Book value per share	$0.95

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the book value for the pro forma combined nine months ended September 30, 2019 on page 53 of Amendment No. 1 to incorporate the new maximum redemption amount, based on the impact of the FILO Facility. The Company has calculated the pro forma combined book value per share for the nine months ended September 30, 2019 in the following manner:

	Pro Forma Combined Nine Months Ended September 30, 2019 (Assuming No Redemption)	Pro Forma Combined Nine Months Ended September 30, 2019 (Assuming Maximum Redemption)
Numerator:
Stockholders’ Equity	$199,238,243	$69,980,385
Denominator:
Fully Diluted Shares of NewCo Common Stock	35,986,250	23,321,881
Book value per share	$5.54	$3.00

Adjustment (M), page 96

8.	It appears to us that this adjustment to cash and cash equivalents for $4,257,858, in the additional pro forma adjustment (assuming maximum redemption) column, should refer to Note (D) rather than Note (M). Please revise as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information Pro Forma Balance Sheet as of September 30, 2019, page 96

9.	It appears that the inventory line item for historical AerSale should say $40,045,590 at September 30, 2019 per the interim financial statements included in your filing. Please revise as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 1.

Adjustments (L) and (D), page 97

10.	It appears to us that the adjustments to NewCo common stock for ($50,000,000) and ($4,257,858), in the additional pro forma adjustment (assuming maximum redemption) column, only refer to Note (K) and should not refer to Notes (L) and (D). Please revise as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of Amendment No. 1.

Note (C), page 98

11.	Please tell us whether AerSale paid down its existing revolver using the proceeds of the flight equipment sales subsequent to September 30, 2019. To the extent this has not yet occurred, it does not appear to us that this adjustment is factually supportable.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that on December 10, 2019, AerSale paid down its existing revolver using the proceeds of the flight equipment sales subsequent to September 30, 2019.

Note (P), page 99

12.	There does not appear to be a corresponding adjustment for this footnote. Please revise or explain to us which adjustment this refers to.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 1 to remove Note (P).

Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2019 Adjustments (AA) and (BB), page 100

13.	It appears that adjustments (AA) and (BB), to selling, general and administrative expenses and transaction expenses, respectively, are not in the correct column and should be reflected in the pro forma adjustments (assuming no redemptions) column. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 1.

Note (AA), page 101

14.	Please revise your note to state, if true, that the adjustment gives pro forma effect to the business combination had it been consummated on January 1, 2018, the earliest period presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1 to state that the adjustment gives pro forma effect to the business combination had it been consummated on January 1, 2018, the earliest period presented.

Note (DD), page 101

15.	Please expand your footnote to provide a reconciliation of the number of weighted average shares outstanding in both redemption scenarios. This comment also applies to Note (DD) on page 103.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 102, 103 and 105 of Amendment No. 1.

Pro Forma Condensed Statement of Operations for the Twelve Months Ended December 31, 2018, page 102

16.	Please revise net income (loss) per share from continuing operations for historical AerSale to say ($137).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

Note (AA), page 103

17.	Please revise your note to state, if true, that the adjustment gives pro forma effect to the business combination had it been consummated on January 1, 2018, the earliest period presented. Additionally, please remove the reference to interest income on the trust account as this was not applicable in 2018.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

The Monocle Board's Reasons for the Approval of the Business Combination, page 129

18.	The second bullet on page 130 indicates that AerSale prepared a financial model on which you based your projections disclosed on page 134. However, the first full paragraph on page 134 indicates that AerSale prepared the projections. Please revise to clarify who prepared the projections.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 133 of Amendment No. 1 to clarify that AerSale prepared the projections.

Certain AerSale Historical and Projected Financial Information, page 133

19.	Please revise to clarify the factual basis underlying the projected amount of revenue for 2019. We note, in this regard, that revenues for the first nine months of 2019 were slightly more than $183 million.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 3 on page 138 of Amendment No. 1. AerSale adjusted the actual revenues for the first nine months of 2019 to reflect forecasted revenues for the fourth quarter based on AerSale’s actual contracted lease revenue, the contracted workload for its MRO shops, a probability weighted assessment of the likelihood of an anticipated sale of certain of AerSale’s whole assets through multiple transactions and the projected sales of AerSale’s USM parts based on its actual order flow at the beginning of the fourth quarter of 2019. The projected Total Revenue is consistent with the actual Total Revenue for 2019 that is currently under audit.

Reconciliation of Non-GAAP Measures, page 135

20.	Please include a footnote that describes the reason for the AerLine divestiture adjustment to revenue.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 1 on page 140 of Amendment No. 1.

21.	We remind you that adjusted EBITDA should be reconciled to net income as provided in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your table as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 1. The reconciliation has been adjusted to reconcile Adjusted EBITDA to Reported Net Income/(Loss).

22.	Please explain to us how the interest expense / (income) line item reconciles to the historical financial statements of AerSale Corp.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 1 to conform the “Interest Expense/(Income)” line item in the reconciliation to the “Interest expense, net” line item used in the historical financial statements of AerSale. The other adjustments previously incorporated in the “Interest Expenses/(Income)” line item of the reconciliation have been incorporated into the “One-Time Adjustments and Non-Recurring Items” line item.

23.	Please tell us the nature of the $3.5 million AerLine divestiture adjustment.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has provided a total AerLine Divestiture Adjustment of $4.8 million in Amendment No. 1, which consists of (i) the capitalized heavy maintenance cost written-off by AerLine as part of the sale of the related asset fleet, currently recorded in discontinued operations, equal to $3.2 million which would have decreased the Company’s margin on the sale of the asset fleet if the Company would have incurred this heavy maintenance cost, and (ii) the margin generated from the sale of the majority of the asset fleet that AerSale previously leased to AerLine, equal to $1.6 million, each of which is deemed a non-recurring item. The Company has revised the disclosure on pages 140 and 141 of Amendment No. 1 to provide this information.

24.	Please explain to us how you determined the appropriateness of your adjustments to arrive at pro forma revenue and pro forma adjusted EBITDA. Additionally, please tell us your consideration of providing pro forma adjusted revenue and pro forma adjusted EBITDA based upon your unaudited pro forma condensed combined financial information, presented in accordance with Article 11 of Regulation S-X, in lieu of the information provided in your table.

Response:

The Company respectfully advises the Staff that it believes an adjustment to the AerSale historical revenue and net income to include the pre-acquisition periods of Avborne and Qwest is appropriate because this will enable investors to more meaningfully compare the full year results for 2017 and 2018 with other fiscal years. Absent these adjustments, it is difficult for investors to comprehensively understand the impact these acquisitions had on the Company’s revenues and EBITDA because many investors evaluate these metrics on an annualized basis. Additionally, revenue and EBITDA growth rates will better reflect the growth rate attributable to increased business volume (“organic growth”) as opposed to overstating growth rates as a result of mergers and acquisitions. The Company respectfully advises the Staff that the Pro Forma Adjusted Revenue and Pro Forma Adjusted EBITDA numbers provided are reconciled to AerSale’s historical revenues and reported net income and are not reconciled to the pro forma condensed combined financial information presented in accordance with Article 11 of Regulation S-X. The Company believes this presentation is most meaningful to investors because reconciling to AerSale’s historical results (i) permits a greater range of comparisons (i.e., nine month ended September 2019 v. nine month ended September 2018 and full year 2018 v. full year 2017) than would be the case if reconciling to the Article 11 of Regulation S-X pro forma information (which reflect only nine month ended September 2019 and full year 2018 information, and not the corresponding prior periods), (ii) is consistent with the presentation of projections elsewhere in the Registration Statement (in which projected financial information is set forth in context with 2016-2018 historical information, and non-GAAP measures are reconciled to historical actuals) and (iii) these measures are intended to provide more comprehensive information about AerSale, whereas the S-X Article 11 pro forma information is intended to reflect effects of the proposed Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on page 139 of Amendment No. 1, to better explain the Company’s considerations when providing these adjustments.

25.	Please expand footnote (3) to quantify each of the items included in this line item for each period presented. Additionally, please revise your disclosure to explain the adjustment for out-of-period leasing revenue.

Response:

In response to the Staff’s comment, the Company has revised the disclosure (i) in footnote 7 (formerly footnote 3) on page 141 of Amendment No. 1 and (ii) in new footnote 6 on page 141 of Amendment No. 1 to explain the adjustment for out-of-period leasing revenue.

26.	Given your presentation of adjusted EBITDA for the nine months ended September 30, 2019 and 2018 on page 47, please provide a reconciliation to net income for these periods as required by Item 10(e)(i)(B) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 1 to provide a reconciliation of adjusted EBITDA for the nine months ended September 30, 2019 and 2018.

Material United States Federal Income Tax Considerations, page 143

27.	If, as indicated by Exhibit 8.1, the disclosure in this section represents the opinion of counsel, please revise to state so and identify counsel who is providing the opinion.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of Amendment No. 1.

Information about Monocle

Employees, page 163

28.	Please revise the first sentence of this section to clarify how many officers you currently have.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 168 of Amendment No. 1.

Management, page 163

29.	Please revise to clarify whether Mr. Zahler is still employed by Sagamore Capital. In addition, please disclose Mr. Devabhaktuni's employment experience since March 2018.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 168 of Amendment No. 1 to clarify that Mr. Zahler is not still employed by Sagamore Capital. Mr. Devabhaktuni's current roles as Chairman of Monocle and as a member of Sequa Corporation’s board of directors were disclosed on page 164 of the Registration Statement and is disclosed on page 169 of Amendment No. 1. The Company respectfully advises the staff that Mr. Devabhaktuni’s primary activity since March 2018 has been acting as Chairman of Monocle, and he has not held any additional positions during this time.

Information about AerSale

Global Fleet Retirements Forecasted by Aircraft Class, page 183

30.	We note that you cite to Oliver Wyman in this section. Please revise to include a statement regarding the nature of this source, such as the date that the information was published and whether this information was prepared for the company specifically.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 188 and 189 of Amendment No. 1.

AerSale Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 201

31.	Please expand your disclosure to discuss the reasons for the differences between the statutory and effective tax rates for the years ended December 31, 2018 and 2017.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 205 of Amendment No. 1.

NewCo Management After the Business Combination Management and Board of Directors, page 204

32.	We note your disclosure that the table is a list of the persons who are anticipated to be NewCo's executive officers and directors following the Business Combination and the positions they currently hold. Please revise to indicate which officers will continue to be officers of NewCo, including their titles, and identify the directors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 210 of Amendment No. 1.

Executive Compensation, page 207

33.	Please revise your disclosure in this section to include your most recently completed fiscal year.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 215 through 224 of Amendment No. 1 to incorporate the available information related to its most recently completed fiscal year (i.e. 2019). The Company respectfully informs the Staff that any information that is not currently available will be provided in the Company’s next amendment to the Registration Statement.

Monocle Acquisition Corporation Financial Statements for the Nine Months Ended September 30, 2019

Note 2 – Summary of Significant Accounting Policies – Net income (loss) per common share, page F-24

34.	Please expand your disclosure to provide a quantitative reconciliation of your basic and diluted net income per common share as required by ASC 260-10-50-1.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of Amendment No. 1 to provide a quantitative reconciliation of its basic and diluted net income per common share in accordance with ASC 260-10-50-1.

AerSale Corp. and Subsidiaries Financial Statements for the Years Ended December 31, 2018 and 2017

Consolidated Statements of Cash Flows, page F-35

35.	We remind you that your presentation of net cash provided by operating activities should begin with net income, pursuant to ASC 230-10-45-28, rather than net income (loss) from continuing operations. Please revise your registration statement as appropriate. This comment also applies to your condensed consolidated statements of cash flows on page F- 66.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-35 and F-66 of Amendment No. 1.

Note K – Income Taxes, page F-51

36.	Please expand your disclosures to provide a more comprehensive analysis of the specific positive and negative evidence management evaluated in determining that the valuation allowance on your deferred tax assets should be reversed by $13,697,000 during 2018. Your disclosures should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Please refer to ASC 740-10-30-16 through 30-25 for guidance.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that although the total reduction in the valuation allowance on the Company’s deferred tax assets was $13,697,000, the reversed valuation allowance on the Company’s deferred tax assets was $3,922,000. The remaining reduction of $9,775,000 was due to the deconsolidation of AerLine as described in Note K. The Company has revised its disclosure on page F-53 to provide a more comprehensive analysis of the specific positive and negative evidence management evaluated in determining the valuation allowance reversal.

Note R – Discontinued Operations, page F-58

37.	Please tell us how management determined that the deconsolidation of AerLine represented a strategic shift that would result in a major impact on AerSale’s operations and financial results. Please refer to ASC 205-20-45-1B.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the disposal of AerLine’s charter business through the sale of AerSale’s interest in such business is considered to have a major effect on operations of AerSale because significant effort and resources were required in order run and operate a fully functional charter airline to support the $28.4 million and $81.0 million in Charter Revenues for a partial period in 2018 and a full calendar year in 2017, respectively. A significant inventory and asset fleet was maintained by AerSale for these purposes, as opposed to being traded or parted out, as a result of AerLine’s charter business. The disposal had a major effect on technical operations and the asset management segment.

In addition to the operational changes triggered by the disposal of AerSale’s interest in AerLine’s charter business, there was also a major effect on financial results. Historically, AerLine generated significant losses. These losses cumulatively amounted to $39,132,578 from its acquisition out of bankruptcy in 2014, as shown in the non-controlling interest line item on page F-34 of the Registration Statement and page F-34 of Amendment No. 1. For the year ended December 31, 2017 revenues from AerSale’s discontinued operations were $81.0 million, or 32% of total revenues generated, as noted in Note R on page F-59. In addition, AerSale provided significant financial support to AerLine, which included providing AerLine financing arrangement to meet short term obligations. Without such arrangements, these financial resources can be dedicated to the growth of AerSale’s business segments that are profitable such as asset management and technical operations.

In conjunction with the disposal of its interest in AerLine’s charter business, AerSale decided to focus its resources to its core business and competencies. Based on this strategic shift in focus and the operational and financial changes it triggered, the Company has concluded that the sale of AerSale’s interest in AerLine’s charter business met the criteria in ASC 205-20-45-1B for presentation as discontinued operations.

38.	Please revise your registration statement to provide the major classes of line items constituting the pretax profit or loss of AerSale’s discontinued operations as required by ASC 205-20-50-5B(b).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-59 of Amendment No. 1.

AerSale Corp. and Subsidiaries Financial Statements for the Nine Months Ended September 30, 2019

Note B – Summary of Significant Accounting Policies – Revenue Recognition, page F-68

39.	Please disclose your significant payment terms as provided ASC 606-10-50-12(b).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-68 and F-69 of Amendment No. 1.

Note D – Revenue, page F-70

40.	We understand from your disclosure that you established contract assets to reflect over time revenue recognition. Please also disclose the nature of any contract liabilities along with the applicable disclosures required by ASC 606-10-50-8 through 50-10.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-71 of Amendment No. 1.

Signatures, page II-6

41.	Please revise to indicate below the second paragraph of text who signed in the capacities of principle executive officer, principal financial officer, and principal accounting officer or controller. Also, we note the disclosure on page 204 that you will identify additional directors prior to mailing the proxy statement. Please include the signatures of a majority of your board or file the consents required by Rule 438 of Regulation C.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the board of directors of the Company currently consists of a single director, Mr. Eric J. Zahler. The additional directors that have been identified on page 210 of Amendment No. 1 will only become directors of NewCo effective on the Closing of the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on page II-6 of Amendment No. 1.

* * *

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

By:	/s/ Gregory P. Patti, Jr.
Name: Gregory P. Patti, Jr.
Title: Partner

Enclosures

cc:	Via Email Eric J. Zahler Monocle Holdings Inc.